Exhibit 99.2

CENOVUS ENERGY INC. DIVIDEND REINVESTMENT PLAN April 21, 2010

ii

IMPORTANT NOTICE

As a holder of common shares of Cenovus Energy Inc., you should read this document carefully before making any decision regarding the Dividend Reinvestment Plan.

If you are a holder of common shares of Cenovus Energy Inc. and resident of the United States and have received this document, please see the prospectus relating to the Dividend Reinvestment Plan, including the United States federal income tax considerations and risk factors included therein and the documents incorporated by reference therein, which form part of the Registration Statement on Form F-3 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2010. The Registration Statement and our U.S. filings are electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and may be accessed at www.sec.gov.

CENOVUS ENERGY INC.

Dividend Reinvestment Plan

1.                                     Purpose

The Plan (as defined herein) permits holders of Common Shares (as defined herein) to automatically reinvest all or any portion of the cash dividends paid on their Common Shares in additional Common Shares. Common Shares distributed under the Plan will, at the option of the Corporation (as defined herein), be issued from the treasury of the Corporation or purchased by the Plan Agent (as defined herein) in the open market on a stock exchange, or a combination of both and, in each case, in the manner specified herein.

2.                                     Definitions

Unless the context otherwise requires, capitalized terms used in this Plan have the following definitions:

“Average Market Price” has, as the context dictates, the meaning set out in Section 5.6 or 5.7;

“beneficial owner” means a beneficial owner of Common Shares that are registered in the name of CDS, DTC or a broker, investment dealer, financial institution or other nominee;

“Board” means the board of directors of the Corporation, as it may be constituted from time to time;

“Business Day” means any day on which the Plan Agent’s offices are generally open for the transaction of commercial business, but does not in any event include a Saturday, Sunday, civic or statutory holiday in the Province of Alberta ;

“CDS” refers to CDS Clearing and Depository Services Inc., which acts as a nominee for certain Canadian brokers, investment dealers, financial institutions and other nominees, or its nominee, as applicable;

“CDS Participants” refers to brokers, investment dealers, financial institutions or other nominees in their capacity as participants in the CDS depository service who hold Common Shares registered in the name of CDS on behalf of beneficial owners of Common Shares, and who are acting on behalf of such beneficial owners hereunder;

“Common Shares” means the common shares in the capital of the Corporation;

“Corporation” means Cenovus Energy Inc.;

“Dividend Payment Date” means a date on which cash dividends are paid on Common Shares;

“Dividend Record Date” means a record date for the payment of cash dividends on Common Shares;

“DRS Advice” means a Direct Registration System (DRS) Advice, which details transactions, if any, and confirms the number of securities held in book-entry form;

“DTC” means The Depository Trust Company, which acts as nominee for certain United States brokers, investment dealers, financial institutions and other nominees, or its nominee, as applicable;

“DTC Participants” refers to brokers, investment dealers, financial institutions or other nominees in their capacity as participants in the DTC depository service who hold Common Shares registered in the name of DTC on behalf of beneficial owners of Common Shares who are acting on behalf of such beneficial owners hereunder;

“Enrollment Form” has the meaning set out in Section 3.2;

“Market Purchase” has the meaning set out in Section 5.5;

“Market Purchase Shares” means Plan Shares acquired by the Plan Agent pursuant to a Market Purchase;

“Nominees” refers to brokers, investment dealers, financial institutions or other nominees (other than CDS or DTC) who hold Common Shares registered in their own names on behalf of beneficial owners of Common Shares and who are acting on behalf of such beneficial owners hereunder;

“Participants” means registered Shareholders who, on the applicable Dividend Record Date, have all or any portion of their Common Shares enrolled in the Plan; provided, however, that CDS, DTC and Nominees, as the case may be, shall be Participants only to the extent that CDS, DTC or the Nominees, respectively, have enrolled in the Plan on behalf of beneficial owners of Common Shares;

“Plan” means this Cenovus Energy Inc. Dividend Reinvestment Plan, as may be amended or supplemented from time to time;

“Plan Agent” means Computershare Trust Company of Canada, or such other agent as may be appointed by the Corporation from time to time to administer the Plan;

“Plan Shares” has the meaning set out in Section 5.1;

“Shareholder” means a holder of Common Shares;

“trading day” means a day on which not less than 500 Common Shares were traded on the Toronto Stock Exchange or New York Stock Exchange, as applicable;

“Treasury Purchase” has the meaning set out in Section 5.5; and

“Treasury Purchase Shares” means Plan Shares acquired by the Plan Agent pursuant to a Treasury Purchase.

3.                                     Participation in the Plan

3.1                              Eligibility

Subject to the provisions of this Part 3, all registered and beneficial owners of Common Shares who are residents in Canada, in the United States and any other jurisdiction where the Common Shares are qualified for sale can participate in the Plan. The Common Shares are registered under the United States Securities Exchange Act of 1934 and are offered for sale in both Canada and the United States.

Shareholders that are resident in jurisdictions other than Canada and the United States can also participate in the Plan, subject to any restrictions of laws in such shareholder’s jurisdiction of residence.

3.2                              Enrollment – Registered Shareholders

Registered Shareholders may enroll all or any portion of their Common Shares in the Plan by duly completing, signing and returning a Reinvestment Enrollment – Participation Declaration Form (the “Enrollment Form”) to the Plan Agent, or enroll online through the Plan Agent’s self-service web portal, Investor Centre, located at www.investorcentre.com/cenovus.  Registered Shareholders may also obtain an Enrollment Form by contacting the Plan Agent in any of the manners specified in Section 10 or by following the instructions provided on the Corporation’s website at www.cenovus.com. Each of CDS and DTC will provide separate instructions to the Plan Agent regarding the extent of its participation in the Plan on behalf of beneficial owners of Common Shares.

The Enrollment Form or instructions from CDS or DTC, as applicable, will, direct (or be deemed to direct, as applicable) the Corporation to forward to the Plan Agent all cash dividends in respect of Common Shares registered in the name of the Participant that are enrolled in the Plan and will direct (or be deemed to direct, as applicable) the Plan Agent to reinvest such cash dividends, together with cash dividends in respect of Common Shares held by the Plan Agent for the Participant’s account under the Plan, in Plan Shares in accordance with the Plan.

An Enrollment Form must be received by the Plan Agent no later than 4:00 p.m. (Toronto time) on the fifth (5th) Business Day immediately preceding a Dividend Record Date in order to take effect on the Dividend Payment Date to which such Dividend Record Date relates. If an Enrollment Form is received by the Plan Agent from a registered Shareholder after that time, the Enrollment Form will not take effect on such Dividend Payment Date and will only take effect on the next following and subsequent Dividend Payment Dates. Instructions from CDS or DTC must be received by the Plan Agent in accordance with the standard and customary industry practices.

3.3                              Enrollment – Beneficial Owners of Common Shares

Beneficial owners of Common Shares registered in the name of CDS, DTC or a Nominee may not directly enroll in the Plan in respect of those Common Shares, but must instead either (i) transfer the Common Shares into their own name and then enroll such Common Shares by completing the Enrollment Form in Section 3.2 and enrolling in the Plan directly, or (ii) make appropriate arrangements with the broker, investment dealer, financial institution or other nominee who holds their Common Shares to enroll in the Plan on their behalf, either as a Nominee that delivers a completed and executed Enrollment Form to the Plan Agent, by mail in the manner provided for in Section 10, or, if applicable, as a CDS Participant or a DTC Participant through instructions from CDS or DTC, respectively.

Where a beneficial owner of Common Shares wishes to enroll in the Plan through a CDS Participant or a DTC Participant in respect of Common Shares registered through CDS or DTC, appropriate instructions must be received by CDS or DTC, as applicable, from the CDS Participant or DTC Participant not later than such deadline as may be established by CDS or DTC from time to time, in order for the instructions to take effect on the Dividend Payment Date to which that Dividend Record Date relates.

Beneficial owners of Common Shares should contact the broker, investment dealer, financial institution or other nominee who holds their Common Shares to provide instructions regarding their participation in the Plan and to inquire about any applicable deadlines that the nominee may impose or be subject to.

3.4                              Continued Enrollment

Common Shares enrolled by a Participant (other than CDS or DTC) in the Plan will remain enrolled in and will automatically continue to be enrolled in the Plan until such time as the Plan is terminated by the Corporation or until the Participant’s enrollment is terminated by the Participant or by the Corporation. The Plan Shares acquired under the Plan for the account of the Participant will automatically be enrolled in the Plan.

CDS or DTC, as applicable, will provide instructions to the Plan Agent regarding the extent of its participation in the Plan, on behalf of beneficial owners of Common Shares, in respect of every Dividend Payment Date on which cash dividends otherwise payable to CDS or DTC, as applicable, as Shareholder of record, are to be reinvested under the Plan.

Common Shares purchased by a Participant outside of the Plan and registered in exactly the same manner as Common Shares enrolled in the Plan will be automatically enrolled in the Plan in the same proportion as indicated on the Participant’s Enrollment Form. Common Shares purchased by a Participant outside of the Plan that are not registered in exactly the same name or manner as Common Shares enrolled in the Plan will not be automatically enrolled in the Plan. Participants are advised to contact the Plan Agent in the event that the Participant wishes to enroll such additional Common Shares in the Plan.

3.5                              Restrictions

Subject to applicable law and regulatory policy, the Corporation reserves the right to determine, from time to time, a minimum number of Common Shares that a Participant must hold in order to be eligible to participate in, or continue to participate in, the Plan. Without limitation, the Corporation further reserves the right to refuse participation in the Plan to, or terminate the participation of, any person who, in the sole opinion of the Corporation, is participating in the Plan primarily with a view to arbitrage trading, whose participation in the Plan is part of a scheme to avoid applicable legal requirements or engage in unlawful behaviour or has been artificially accumulating securities of the Corporation, for the purpose of taking undue advantage of the Plan to the detriment of the Corporation. The Corporation may also deny the right to participate in the Plan to any person or terminate the participation of any Participant in the Plan if the Corporation deems it advisable under any laws or regulations.

3.6                              Fees

Participants will not be responsible for any brokerage commissions, administration costs or other service charges in connection with the purchase by the Plan Agent of Plan Shares on behalf of the Participants. All such costs will be paid by the Corporation. Plan Shares purchased on behalf of a Participant are either purchased directly from the treasury of the Corporation, in which case there are no brokerage commissions, or purchased in the open market on a stock exchange, in which case all brokerage commissions are paid by the Corporation.

Beneficial owners of Common Shares who wish to participate in the Plan through the broker, investment dealer, financial institution or other nominee who holds their Common Shares should consult that nominee to confirm what fees, if any, the nominee may charge to enroll all or any portion of such beneficial owners’ Common Shares in the Plan on their behalf or whether the nominee’s policies might result in any costs otherwise becoming payable by such beneficial owners.

4.                                     The Plan Agent

4.1                              Administration of the Plan

Computershare Trust Company of Canada has been appointed to administer the Plan on behalf of the Corporation and the Participants pursuant to an agreement between the Corporation and the Plan Agent. If Computershare Trust Company of Canada ceases to act as Plan Agent for any reason, another qualified entity will be designated by the Corporation to act as Plan Agent and Participants will be promptly notified of the change.

All funds received by the Plan Agent under the Plan (which consist of cash dividends received from the Corporation) will be applied to the purchase of Plan Shares. In no event will interest be paid to Participants on any funds held for reinvestment under the Plan.

Notwithstanding the foregoing, all issues of interpretation arising in connection with the Plan or its application shall be conclusively determined by the Corporation. See Section 9.5.

4.2                             Dealing in Corporation Securities

The Plan Agent or its affiliates may, from time to time, for their own account or on behalf of accounts managed by them, deal in securities of the Corporation and will not be liable to account to the Corporation or to Participants in respect of such dealings.

Neither the Corporation nor the Plan Agent will exercise any direct or indirect control over the price paid for Plan Shares purchased under the Plan.

4.3                              Adherence to Regulation

The Plan Agent is required to comply with applicable laws, orders or regulations of any governmental authority which impose on the Plan Agent a duty to take or refrain from taking any action under the Plan and to permit any properly authorized person to have access to and to examine and make copies of any records relating to the Plan.

4.4                              Resignation of Plan Agent

The Plan Agent may resign as Plan Agent under the Plan in accordance with the agreement between the Corporation and the Plan Agent, in which case the Corporation will appoint another agent as the Plan Agent.

5.                                     Purchase of Common Shares Under the Plan

5.1                              Aggregation of Dividends

On each Dividend Payment Date, the Corporation will pay all cash dividends payable on Common Shares enrolled in the Plan to the Plan Agent. Those cash dividends, after deduction of any applicable withholding tax, will be aggregated and used by the Plan Agent to purchase Common Shares (including fractional Common Shares, calculated to three decimal places) (the “Plan Shares”) by way of a Treasury Purchase or a Market Purchase (each, as defined herein), or a combination of both, in each case in the manner specified below, on behalf of Participants.

5.2                              Fractional Shares

Full reinvestment is possible under the Plan as the Plan Agent will credit to the account of each Participant, on each reinvestment made under the Plan, fractional Common Shares, calculated to three decimal places, for any amount that cannot be reinvested in whole Common Shares. The crediting of fractional Common Shares in favour of beneficial owners who participate in the Plan through a broker, investment dealer, financial institution or other nominee will depend on the policies of that broker, investment dealer, financial institution or other nominee.

In certain events described in the Plan, a Participant or its legal representative will be entitled to receive a cheque in payment of the value of any fractional Common Shares remaining in the Participant’s account. Upon such payment being sent to the Participant or its legal representative, the Participant’s fractional Common Shares will be deemed to be cancelled. Any such payment will be made, pursuant to the Plan, after deduction of any applicable withholding tax, for all Participants resident in Canada, in Canadian currency and for all other Participants, in United States currency.

5.3                              Purchase Date

With respect to a Market Purchase, the Plan Agent will acquire the applicable aggregate number of Market Purchase Shares, in the manner provided for herein, on the applicable Dividend Payment Date.

With respect to a Treasury Purchase, the Plan Agent will purchase Treasury Purchase Shares from the Corporation’s treasury on the applicable Dividend Payment Date.

5.4          Crediting of Accounts

On the date of each Treasury Purchase or Market Purchase, the Plan Shares acquired by the Plan Agent on such date will be credited to the accounts of the Participants (or, in the case of CDS and DTC, credited by the Plan Agent to CDS and DTC respectively, which will each in turn credit the accounts of the applicable CDS Participants or DTC Participants respectively). The number of Treasury Purchase Shares or Market Purchase Shares or combination thereof comprising the Plan Shares acquired by the Plan Agent on each date of acquisition, credited to each Participant’s account on each such date, shall be determined, in each case, on a pro rata basis according to the relative entitlement of each Participant to Plan Shares pursuant to the Plan.

5.5          Source of Plan Shares

The Plan Shares acquired by the Plan Agent under the Plan will, at the sole option of the Corporation, either be Common Shares issued from the treasury of the Corporation (a “Treasury Purchase”) or be Common Shares acquired on the Canadian open market which includes the facilities of the Toronto Stock Exchange (in respect of Participants resident in Canada) or any other alternative Canadian market, as applicable, or the New York Stock Exchange (in respect of Participants resident in any jurisdiction other than Canada) (in each instance, a “Market Purchase”) or a combination of both Treasury Purchases and Market Purchases.

5.6          Price of Market Purchase Shares

The price of Market Purchase Shares will be 100 percent of the average purchase price of the Common Shares (denominated in the currency in which the Common Shares trade on the applicable stock exchange) purchased by the Plan Agent on behalf of the Participants on the Toronto Stock Exchange, New York Stock Exchange or any other alternative Canadian market, as applicable, on the date that such Market Purchase Shares were acquired by the Plan Agent pursuant to a Market Purchase (in respect of the Market Purchase Shares, the “Average Market Price”).

Neither the Corporation nor the Plan Agent will exercise any direct or indirect control over the price paid for Market Purchase Shares acquired under the Plan.

5.7          Price of Treasury Purchase Shares

The price allocated to each Plan Share, or fraction thereof, acquired by the Plan Agent through a Treasury Purchase will be 100 percent of the volume weighted average price of the Common Shares (denominated in the currency in which the Common Shares trade on the applicable stock exchange) traded on the Toronto Stock Exchange (with respect to Treasury Purchase Shares acquired on behalf of Participants resident in Canada) or the New York Stock Exchange (with respect to Treasury Purchase Shares acquired on behalf of Participants resident in any jurisdiction other than Canada) during the last five (5) trading days preceding the relevant Dividend Payment Date (in respect of Treasury Purchase Shares, the “Average Market Price”).

The Board may, in their sole discretion, at any time, with effect at the time of declaration of the next dividend payment, determine that Treasury Purchase Shares are to be issued at a discount to the Average Market Price (such discount not to exceed five (5) percent). Participants will be promptly notified by way of press release as to any such change and until so notified, the Treasury Purchase Shares will not be issued at a discount to the Average Market Price.

In the event that the Board determines Treasury Purchase Shares are to be issued at a discount to the Average Market Price, such discount will apply in respect of Treasury Purchase Shares, if any, until such time as the Board, in their sole discretion, with effect at the time of declaration of the next dividend payment, determines to further change or eliminate the discount then applicable in respect of Treasury Purchase Shares. Participants will be promptly notified of any further change by way of press release.

6.            Withdrawal and Disposition of Plan Shares

6.1          Withdrawal of Plan Shares

Participants may withdraw some or all of their whole Plan Shares without terminating from the Plan by duly completing the withdrawal portion of the voucher located on the reverse of the Participant’s periodic statement of account and sending such completed voucher to the Plan Agent or by following the instructions online through Computershare’s self-service web portal, Investor Centre, at www.investorcentre.com/cenovus.  Upon receipt of such duly completed voucher, On the withdrawal becoming effective, the Plan Agent will, in accordance with Section 8.1, send to the Participant a certificate or Direct Registration System Advice (“DRS Advice”) representing the specified number of whole Common Shares held for the Participant’s account under the Plan which have been withdrawn.

6.2          Disposition of Plan Shares

Plan Shares may not be sold, pledged, hypothecated, assigned or otherwise disposed of or transferred. Participants who wish to sell, pledge, hypothecate, assign, or otherwise dispose of or transfer all or any portion of their Plan Shares must withdraw such shares from the Plan in the manner specified in Section 6.1 prior to such sale, pledge, hypothecation, assignment, disposal or transfer.

6.3          Plan Shares Remaining in Plan

If a Participant withdraws less than all of their Plan Shares, the participation of the Participant in the Plan will continue.

7.            Termination of Enrollment

7.1          Termination by Participant

Participants may terminate their participation in the Plan at any time by duly completing and signing the termination portion of the voucher located on the reverse of the Registered Participant’s periodic statement of account and sending such completed voucher to the Plan Agent, no later than 4:00 p.m. (Toronto time) on the fifth (5th) business day immediately preceding a Dividend Record Date or by following the instructions at Computershare’s Investor Centre web portal, at www.investorcentre.com/cenovus. On the termination becoming effective, the Plan Agent will, in accordance with Section 8.1, send to the Participant a certificate or DRS Advice representing all whole Plan Shares held for the Participant’s account under the Plan and a cheque in payment of the value (less any applicable withholding tax). Cash payment for any fractional Common Share interest remaining in the Participant’s account will be paid using the price obtained at the time of sale, which sale will occur on a comingled basis, on the applicable stock exchange in the applicable currency (the Toronto Stock Exchange in respect of Participants resident in Canada or the New York Stock Exchange in respect of Participants resident in any jurisdiction other than Canada, denominated in the currency of the applicable stock exchange).

If a notice of termination is not received by the Plan Agent before 4:00 p.m. (Toronto time) on the fifth (5th) Business Day immediately preceding a Dividend Record Date, the Participant’s account will not be closed, and the Participant’s enrollment in the Plan will not be terminated, until after the Dividend Payment Date to which that Dividend Record Date relates. No certificate or DRS Advice requests will be processed between the Dividend Record Date and the related Dividend Payment Date.

7.2          Death of a Participant

Participation in the Plan will be terminated automatically following receipt by the Plan Agent of written notice of the Participant’s death. On the termination becoming effective, the Participant’s account will be closed and the Plan Agent will, in accordance with Section 8.1, issue a certificate or DRS Advice representing all whole Common Shares held for the Participant’s account under the Plan together with a cheque in payment of the value (less any applicable withholding tax) of any fractional Common Shares remaining in the Participant’s account, will be sold in a manner as described in Section 7.1.  The certificate or DRS Advice and cheque will be issued in the name of the deceased Participant.

If a notice of a Participant’s death is not received by the Plan Agent before 4:00 p.m. (Toronto time) on the fifth (5th) Business Day immediately preceding a Dividend Record Date, the Participant’s account will not be closed, and the Participant’s enrollment in the Plan will not be terminated, until after the Dividend Payment Date to which that Dividend Record Date relates.

7.3          Termination by the Corporation

On a Participant’s participation in the Plan being terminated by the Corporation in the circumstances described above under Section 3.5, the Plan Agent will send to the Participant a certificate or DRS Advice representing all whole Common Shares held for the Participant’s account under the Plan and a cheque in payment of the value (less any applicable withholding tax) of any fractional Common Shares remaining in the Participant’s account, will be sold in a manner as described in Section 7.1.

8.            Administration

8.1          Registration of Plan Shares and Issuance of Certificates

All Plan Shares purchased under the Plan will be registered in the name of the Plan Agent or its nominee. This service protects against loss, theft or destruction of share certificates. The number of Common Shares held by each Participant under the Plan (less the Common Shares which have previously been withdrawn from the Plan) will be shown on each statement of account provided under Section 8.2.

Certificates or DRS advice for Plan Shares will only be issued to Participants if the Plan is terminated by the Corporation, participation in the Plan is terminated by a Participant or by the Corporation, a Participant withdraws all or any portion of its Plan Shares from its account, or upon the death of the Participant. Physical certificates or DRS advice will only be issued in the name of the applicable Participant and will be issued within three (3) weeks of the relevant event or, in certain circumstances, in respect of beneficial owners of Common Shares whose Common Shares are enrolled in the Plan and registered in the name of CDS or DTC, Plan Shares may, where allowed for or permitted by applicable law and subject to the eligibility and participation by the Corporation, from time to time, in any applicable direct registration system, be electronically issued without a certificate as soon as practicable following the relevant event. No person shall be entitled to receive a certificate, by way of electronic issuance or otherwise, for any fraction of a Common Share.

8.2          Statements of Account

An account will be maintained by the Plan Agent for each Participant with respect to purchases of Plan Shares under the Plan for the account of such Participant. An unaudited statement regarding purchases under the Plan will be mailed on a quarterly basis to each Participant setting out, among other things, the number of Plan Shares purchased through the Plan, the applicable Average Market Price per Plan Share and the amount of any applicable withholding tax. These statements are a Participant’s continuing record of purchases of Plan Shares made on behalf of such Participant pursuant to the Plan and should be retained for income tax purposes.

Participants are responsible for calculating and monitoring their own adjusted cost base in Common Shares for Canadian federal income tax purposes, and for calculating and monitoring their own adjusted tax basis in Common Shares for U.S. federal income tax purposes, as certain averaging and other rules may apply and such calculations may depend on the cost of other Common Shares held by a Shareholder and certain other factors.

Beneficial owners of Common Shares who are enrolled in the Plan through a broker, investment dealer, financial institution or other nominee may or may not be provided with such reports or forms from their broker, investment dealer, financial institution or other nominee.

8.3          Liabilities of the Corporation and Plan Agent

Neither the Corporation nor the Plan Agent will be liable:

(a)           for any act or omission to act, or will have any duties, responsibilities or liabilities except as expressly set forth in the Plan or required by law;

(b)           in respect of the prices at which Plan Shares are purchased on behalf of Participants under this Plan or the timing of purchases made under the Plan;

(c)           in respect of any decision to amend, suspend, terminate or replace the Plan in accordance with the terms hereof;

(d)           in respect of the involuntary termination of a shareholder’s enrollment in the Plan in the circumstances described herein;

(e)          in respect of any failure to terminate an individual Participant’s enrollment in the Plan upon such Participant’s death before receipt of actual notice of death; or

(f)            in respect of income taxes or other liabilities payable by any Participant or beneficial owner in connection with their participation in the Plan.

Neither the Corporation nor the Plan Agent can assure a profit or protect against a loss on Plan Shares purchased under the Plan.

The Corporation and the Plan Agent shall have the right to reject any request regarding enrollment, withdrawal or termination from the Plan if such request is not received in proper form. Any such request will be deemed to be invalid until any irregularities have been resolved to the satisfaction of the Corporation and/or the Plan Agent.

9.            Miscellaneous

9.1          Voting of Plan Shares

Whole Common Shares held under the Plan by the Plan Agent for a Participant’s account on the record date for a vote of Shareholders will be voted in accordance with the instructions of the Participant, or its duly appointed proxy, given on a form to be furnished to the Participant. Common Shares for which voting instructions are not received will not be voted. No voting rights will attach to any fractional Common Shares held for a Participant’s account under the Plan.

9.2          Subdivisions, Consolidations, Stock Dividends or Rights Offerings

In the event of a subdivision, consolidation or similar pro rata change in the number of outstanding Common Shares into a greater or lesser number of Common Shares, the Plan Agent will proportionately credit or debit the account of each Participant maintained under the Plan according to the number of Common Shares held for the account of that Participant prior to the effective time of the subdivision, consolidation or similar pro rata change.

If the Corporation makes available to Shareholders any rights to subscribe for additional Common Shares or other securities, rights certificates will be forwarded to a Participant in the Plan in proportion to the number of whole Common Shares owned, including Common Shares being held for the Participant by the Plan Agent. Such rights will not be made available for any fraction of a Common Share held for a Participant.

Any stock dividend paid by the Corporation or other entitlements (other than cash) to securities that a registered holder of Common Shares may be eligible to receive as a direct consequence of being a Shareholder at the relevant time as determined by the Corporation, if any, will be credited to a Participant’s account or, if not Common Shares, issued in certificate form to the Participant, in each case based on whole Common Shares being held for a Participant by the Plan Agent. The date of acquisition of such Common Shares or such other security, will be the Dividend Payment Date on which the stock dividend is paid or the applicable date of the issuance of securities, respectively, and any Common Shares, if any, so issued by the Corporation will be entitled to future dividend reinvestment in the same manner as other Common Shares held in the Participant’s account. Such stock dividend or other entitlement will not be made available for any fraction of a Common Share held for a Participant.

9.3          Amendment or Termination of the Plan

The Corporation reserves the right to amend or terminate the Plan at any time, but such action shall have no retroactive effect that would prejudice the interests of Shareholders. In the event that the Corporation amends the Plan, unless otherwise provided for herein, no written notice of any such amendment will be sent to Participants unless the interests of Participants are, in the opinion of the Corporation, materially prejudiced as a result of such amendment. Generally, no notice will be given to Participants regarding any amendments to the Plan intended to cure, correct or rectify any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions. Where required, amendments to the Plan will be subject to the prior regulatory approvals, including those of stock exchanges.

In the event that the Corporation terminates the Plan, all Participants will be sent written notice of such termination and the Plan Agent will send to each Participant a certificate or DRS Advice for whole Common Shares held for the Participant’s accounts under the Plan and a cheque for the value (less any applicable withholding tax) of any remaining fractional Common Shares in such Participant’s account, will be sold in a manner as described in Section 7.1. In the event that the Corporation terminates the Plan, no investment will be made by the Plan Agent on the Dividend Payment Date immediately following the effective date of such termination, and any cash dividends paid after the effective date of such termination that would, but for the termination, be reinvested under the Plan, will be remitted to Participants in the ordinary manner.

9.4          Assignment

A holder of Common Shares may not assign the holder’s right to participate in the Plan.

9.5          Rules

The Corporation may make rules and regulations to facilitate the administration of this Plan and reserves the right to regulate and interpret the Plan text as the Corporation deems necessary or desirable. Any issues of interpretation arising in connection with the Plan or its application shall be conclusively determined by the Corporation. The Corporation may also adopt rules and regulations concerning the establishment of Internet-based or other electronic mechanisms with respect to the enrollment in this Plan, the communication of information concerning this Plan to the Participants and any other aspects of this Plan.

9.6          Governing Law

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

10.          Notices and Correspondence

All notices or other documents required to be given to Participants under the Plan, including certificates or DRS Advice for Common Shares and cheques, shall be mailed to Participants who are registered holders of Common Shares at their addresses as shown in the register of Shareholders maintained by the registrar and transfer agent of the Corporation.

Notices or inquiries to the Plan Agent shall be sent, in the manner directed by the Plan or otherwise, as applicable to:

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

North Tower

Toronto Ontario

M5J 2Y1

Attention:	Dividend Reinvestment Department

Or the National Customer Contact Centre at 1-866-332-8898

(Toll free in North America) or (514) 982-8717

Or by visiting www.computershare.com/service

Notices to Cenovus Energy Inc. shall be sent to:

Cenovus Energy Inc.

2600, 500 Centre Street S.E.

Calgary, AB T2G 1A6

Attention:	Corporate Secretarial

Telephone:	(403) 766-2000
Facsimile:	(403) 513-6484

11.          Effective Date

The effective date of this Plan is April 21, 2010.

INCOME TAX CONSIDERATIONS RELATING TO THE PLAN

The following is a general summary of the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Common Shares (i) who is a Participant, or (ii) who is not a registered holder of Common Shares but who has instructed the CDS, DTC, or a Nominee, as the case may be, to be a Participant on behalf of such beneficial owner (a “Plan Participant”). This summary is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be legal or tax advice to any particular Plan Participant. As a Plan Participant, it is your responsibility to consult your own tax advisor on the tax consequences of participating in the Plan, including those tax considerations applicable in your country of residence.

This summary is based on the provisions of the Income Tax Act (Canada) (the “Act”) and the regulations thereunder, all specific proposals to amend the Act or the regulations publicly announced by or on behalf of the Minister of Finance (Canada) (the “Proposed Amendments”), and the published written administrative practices of the Canada Revenue Agency (the “CRA”), all as of April 21, 2010. This summary does not otherwise take into account or anticipate any changes in law or administrative practice, nor does it take into account provincial or territorial laws of Canada or the tax laws of any other country.

This summary assumes that all Common Shares held by a Plan Participant, including Common Shares acquired under the Plan, are held by the Plan Participant as capital property. Generally, the Common Shares will be considered to be capital property of a Plan Participant unless the Plan Participant holds the shares in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or the Plan Participant acquired the shares in one or more transactions considered to be part of an adventure or concern in the nature of trade. Certain Plan Participants who are residents of Canada and who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to make the irrevocable election under subsection 39(4) of the Act to treat all of their “Canadian securities” (as defined in the Act) as capital property.

This summary is not applicable to a Plan Participant that is a “specified financial institution” (as defined in the Act), or to a Plan Participant an interest in which is a “tax shelter investment” (as defined in the Act), or, for the purposes of certain rules applicable to securities held by financial institutions (referred to as the “mark-to-market” rules), a “financial institution” (as defined in the Act).

Generally, for the purposes of the Act, all amounts relating to the acquisition, holding or disposition of Common Shares, including the receipt or deemed receipt of dividends, must be converted into Canadian dollars based on exchange rates as determined in accordance with the Act.

Canadian Participants

This portion of this summary applies to Plan Participants who, at all relevant times and for the purposes of the Act, are or are deemed to be residents of Canada (each, a “Canadian Participant”).

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Dividends

The reinvestment of cash dividends pursuant to the Plan does not relieve a Canadian Participant of any liability for income taxes that may otherwise be payable on such amounts.

A Canadian Participant will be treated, for tax purposes, as having received, on each Dividend Payment Date, a taxable dividend equal to the full amount of the cash dividend payable on such date, which dividend will be subject to the same tax treatment accorded to taxable dividends received by the Canadian Participant from a taxable Canadian corporation resident in Canada. For example, in the case of a Canadian Participant who is an individual, dividends will be subject to the gross-up and credit rules contained in the Act, and, in the case of a Canadian Participant that is a “private corporation” or a “subject corporation” (both as defined in the Act), a refundable tax will apply to the amount of the dividend. The Corporation has designated that all of its taxable dividends paid from November 30, 2009 will be “eligible dividends” within the meaning of the Act unless the Corporation makes a contrary notification. The fact that cash dividends are reinvested pursuant to the Plan will not affect the status of any dividend as an “eligible dividend” for the purposes of the Act.

Acquisition of Common Shares at a Discount

The Corporation may, in its sole discretion, permit the issuance of Treasury Purchase Shares at a discount to the Average Market Price (the “Discounted Average Market Price”). Pursuant to the administrative position of the CRA, the acquisition of a Common Share by a Canadian Participant at the Discounted Average Market Price should not result in a taxable benefit for the purposes of the Act, provided that the Discounted Average Market Price is not less than 95% of the value of the Common Share.

Capital Gains

A Canadian Participant will not realize any taxable income, gain or loss on the receipt of a share certificate for the whole Common Shares in his or her account.

A Canadian Participant who holds Common Shares as capital property may realize a capital gain (or loss) on the disposition of whole and fractional Common Shares acquired through the Plan, equal to the amount by which the proceeds of disposition exceed (or are less than) the adjusted cost base to the Canadian Participant of such Common Shares plus reasonable costs of disposition. For purposes of determining the amount of any capital gain (or loss) which may result from the disposition of Common Shares, the adjusted cost base of Common Shares owned by a Canadian Participant will be the average cost of all Common Shares owned and acquired by a Canadian Participant, whether acquired through reinvesting dividends or otherwise acquired outside the Plan. The cost of a Common Share credited to a Canadian Participant’s account pursuant to the Plan will be equal to the Average Market Price (or Discounted Average Market Price, if applicable) of such Common Share, calculated in the manner described in Sections 5.6 and 5.7, as applicable.

One-half of any capital gain (a “taxable capital gain”) realized by a Canadian Participant on a disposition of Common Shares must be included in the Canadian Participant’s income for the year of disposition and one-half of any capital loss (an “allowable capital loss”) realized by a Canadian Participant must be deducted against taxable capital gains realized by the Canadian Participant in the year of disposition. Any allowable capital losses in excess of taxable capital gains for the year of disposition generally may be carried back up to three taxation years or carried forward indefinitely and deducted against taxable capital gains in such other years to the extent and under the circumstances described in the Act. A Canadian Participant that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Act) for the year which will include an amount in respect of taxable capital gains. If the Canadian Participant is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of such Common Shares may be reduced by the amount of dividends received or deemed to have been received by it on such shares to the extent and under circumstances prescribed by the Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares. Canadian Participants to whom these rules may be relevant should consult their own tax advisors.

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Termination of Participation

When a Canadian Participant’s participation in the Plan is terminated by the Canadian Participant or the Corporation or when the Plan is terminated by the Corporation, the Canadian Participant will receive a cash payment equal to the value of any fractional Common Share interest remaining in the Canadian Participant’s account. A deemed dividend may arise if the cash payment for a fractional Common Share exceeds the paid-up capital (within the meaning of the Act) in respect of such fractional Common Share and a capital gain (or loss) may also be realized in certain circumstances. A deemed dividend is treated in the manner described above under the heading “Canadian Participants – Dividends”.

Alternative Minimum Tax

For the purpose of calculating the alternative minimum tax of a Canadian Participant who is an individual, the actual amount of dividends received (exclusive of the gross-up) and 80% of capital gains are included in the “adjusted taxable income” (as defined in the Act) of that Canadian Participant.

Non-Resident Participants

This portion of this summary applies to Plan Participants who, at all relevant times and for the purposes of the Act, are not and are not deemed to be residents of Canada (each, a “Non-Resident Participant”).

Dividends

Any dividends paid or credited to the Plan Agent in respect of a Non-Resident Participant’s Common Shares will be subject to a non-resident withholding tax for Canadian income tax purposes. Under the Act, the rate of withholding tax on dividends is 25%. This rate may be subject to reduction under the provisions of any income tax treaty between Canada and the country in which the Non-Resident Participant is resident. For example, under the provisions of the Canada-United States Income Tax Convention, 1980 (the “Canada-US Treaty”), where the Non-Resident Participant is a “resident” of the United States, is fully entitled to the benefits of the Canada-US Treaty, and does not maintain a “permanent establishment” in Canada (each within the meaning of the Canada-US Treaty) to which the holding of the Common Shares on which the dividends are paid is effectively connected, the rate of Canadian withholding tax will generally not exceed 15% of the gross dividend amount.

Dividends paid on the Common Shares to a Non-Resident Participant will generally be reduced by Canadian withholding tax before reinvestment.

Non-Resident Participants may be liable for additional tax on dividends paid on Common Shares held in their Plan account in their respective countries of residence.

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Capital Gains

A Non-Resident Participant is not subject to Canadian income tax under the Act for any capital gain realized on the disposition or deemed disposition of Common Shares unless such shares are “taxable Canadian property” (as defined in the Act) to such Non-Resident Participant. Pursuant to the Proposed Amendments, provided that the Common Shares are listed on a designated stock exchange (which currently includes the Toronto Stock Exchange and the New York Stock Exchange) at the time of disposition, Common Shares acquired through the Plan generally will not be taxable Canadian property to a Non-Resident Participant unless:

(a)           at any time during the 60-month period that ends at the time of disposition: (i) 25% or more of the issued shares of any class of the Corporation’s capital stock were owned by or belonged to the Non-Resident Participant and/or persons with whom the Non-Resident Participant did not deal at “arm’s length” (within the meaning of the Act); and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immoveable property situated in Canada, Canadian resource properties, timber resource properties or options in respect of, or interests in, the foregoing;

(b)           the Common Shares are used by the Non-Resident Participant in carrying on business in Canada; or

(c)           the Common Shares are otherwise deemed by a provision of the Act to be taxable Canadian property.

The requirement in paragraph (a)(ii) above would generally be expected to be satisfied.

Where Common Shares represent taxable Canadian property to the Non-Resident Participant, any capital gain realized on a disposition or deemed disposition of the Common Shares will be subject to taxation in Canada, except as otherwise provided in any tax treaty between Canada and the Non-Resident Participant’s country of residence. Under the current provisions of the Canada-US Treaty, Article XIII will not generally provide such an exemption for Non-Resident Participants who are residents of the United States.

Termination of Participation

When a Non-Resident Participant’s participation in the Plan is terminated by the Non-Resident Participant or the Corporation or when the Plan is terminated by the Corporation, the Non-Resident Participant will receive a cash payment of the value of any fractional Common Share interest remaining in the Non-Resident Participant’s account. A deemed dividend, subject to Canadian withholding tax, may arise if the cash payment for a fractional Common Share exceeds the paid-up capital (within the meaning of the Act) in respect of such fractional Common Share. A deemed dividend is treated in the manner described above under the heading “Non-Resident Participants - Dividends”.